Ecopetrol S.A. obtains authorization to execute a loan agreement with an international bank for five hundred million dollars

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Ministry of Finance and Public Credit (“MHCP”) authorized the company to execute a loan agreement of up to USD 500 million with [Banco Santander, S.A.], by means of Resolution 0910 dated April 25, 2025. The term of the loan will be five years, payable at maturity, and the interest rate will be indexed to the SOFR rate.

The funds from this operation are intended to be allocated to non-investment expenses, in accordance with the Resolution issued by the MHCP and the company’s 2025 financing plan and help reach the Gross Debt/EBITDA target for the year.

To obtain the MHCP authorization, the Company complied with all required internal procedures and approvals. The MHCP reviewed and authorized the terms of the draft agreement which will be governed by the laws of the State of New York.

The conditions obtained for this agreement reaffirm the support and confidence of the international financial sector in Ecopetrol Group's strategy, amidst a challenging market context where the company continues to achieve favorable financing conditions.

Bogota D.C., April 28, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co